TIME EQUITIES SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its investment banking fees when earned, usually after completion of the assignment, in accordance with written terms of its engagement agreements. All investment banking is earned through referral from the Parent.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

2. INCOME TAXES:

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provisions for federal, state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the Member is responsible for the Company's taxable income.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the state tax authority has not proposed any adjustment to the Company's tax position.

3. RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with Time Equities, Inc. ("Parent"), that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. **COMMITMENTS AND CONTINGENCIES:**

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

5. **GUARANTEES:**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

6. **SUBSEQUENT EVENTS:**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

7. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

8. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $2,293,777 which was $2,288,537 in excess of its required net capital of $5,240; and the Company's ratio of aggregate indebtedness ($78,602) to net capital was .03 to 1, which is less than the 15 to 1 maximum allowed.